

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via Mail</u>
Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re: SMSA Treemont Acquisition Corp.**
> **Form 8-K**
> **Filed on May 16, 2011**
> **File No. 000-54096**

Dear Mr. Wang:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ James Lopez (for)

                            John Reynolds
                            Assistant Director